Mail Stop 3720

April 2, 2007

Mr. Ricardo Knoepfelmacher
Chief Executive Officer
Brasil Telecom S.A.
SIA/Sul, ASP, Lote D, Bloco B
71215-000 - Setor de Indústria, Brasília, DF, Brazil

> **Re**: **Brasil Telecom S.A.**
> **Form 20-F for Fiscal Year Ended December 31, 2005**
> **Filed June 30, 2006**
> **File No. 1-15256**

Dear Mr. Knoepfelmacher:

We have reviewed your supplemental response letter dated March 19, 2007 as well as your filing and have the following comment. As noted in our comment letter dated December 13, 2006, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Note 23. Loans and financing, page F-32

f. Covenants and guarantees, page F-34

1. We note your response to prior comment 1. The proposed disclosure you have provided does not appear to address all of the components of the R$622 million charge that was booked in the quarter ended December 31, 2005. For each component, please disclose the nature of the charge, the amount recorded to the income statement during 2005, and the reason the charge was taken in the fourth quarter of 2005 (rather than earlier in the year or in previous years). In addition, please clarify whether the disclosure regarding FGTS and PL SC relates to the total charge of $622 million. It appears that you should provide similar disclosure regarding these charges. Please provide your revised disclosure that you propose to include in future filings.

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        Please respond to this comment within 10 business days or tell us when you will provide us with a response. You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director